UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                            SEC FILE NUMBER: 881-576
                             CUSIP NUMBER: 664210101


[_] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q [X] Form N-SAR

For Period Ended:  September 30, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Northeast Investors Trust
Full Name of Registrant

N/A
Former Name if Applicable

50 Congress Street
Boston, Massachusetts 02109
Address of Principal Executive Office

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
      ---------- --------- ---------------------------------------------------------------------------------------------------
      [X]        (a)       The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;
      ---------- --------- ---------------------------------------------------------------------------------------------------
      ---------- --------- ---------------------------------------------------------------------------------------------------
      [X]        (b)       The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K
                           or Form N-SAR, or portion thereof will be filed on or
                           before the fifteenth calendar day following the
                           prescribed due date; or the subject quarterly report
                           or transition report on Form 10-Q, or portion thereof
                           will be filed on or before the fifth calendar day
                           following the prescribed due date; and
      ---------- --------- ---------------------------------------------------------------------------------------------------
      ---------- --------- ---------------------------------------------------------------------------------------------------
      [_]        (c)       The accountant's statement or other exhibit required by Rule 12b-25(c)
                           has been attached if applicable.
      ---------- --------- ---------------------------------------------------------------------------------------------------


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of implementing for the first time disclosure controls and procedures as required by the Sarbanes-Oxley Act and the Commission's regulations thereunder as adopted on August 29, 2002. Since this is the first filing by the Registrant incorporating these controls and procedures, additional time is required in order to implement them and complete the actions required for such implementation. As a result of this factor, the Registrant is unable, without unreasonable effort or expense, to finalize the disclosure and certifications required as part of its N-SAR report by the filing deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gordon C. Barrett                                             (617) 523-3588
---------------------------                                    --------------
Treasurer                                                        (Tel. No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Not Applicable

Northeast Investors Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29  , 2002                   By: /s/ Gordon C. Barrett
                                                -----------------------
                                            Gordon Barrett
                                            Treasurer